                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                           KOFAX IMAGE PRODUCTS, INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                    500200100

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

-------------------                                           -----------------
CUSIP NO. 500200100                                           PAGE 2 OF 6 PAGES
-------------------                                           -----------------

===============================================================================
1         NAME OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Southern California Ventures
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)
                                                                       (a) [ ]

                                                                       (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          California
-------------------------------------------------------------------------------
                               5   SOLE VOTING POWER
          NUMBER OF

           SHARES                  443,306
                               ------------------------------------------------
                               6   SHARED VOTING POWER
          REPORTING

        BENEFICIALLY               0
                               ------------------------------------------------
                               7   SOLE DISPOSITIVE POWER
          OWNED BY

            EACH                   443,306
                               ------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
           PERSON

            WITH                   0
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          443,306
-------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON   (See Instructions)

          PN
===============================================================================



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                                  SCHEDULE 13G

-------------------                                           -----------------
CUSIP NO. 500200100                                           PAGE 3 OF 6 PAGES
-------------------                                           -----------------

===============================================================================
1         NAME OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          B. Allen Lay
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)
                                                                       (a) [ ]

                                                                       (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          California
-------------------------------------------------------------------------------
                               5   SOLE VOTING POWER
          NUMBER OF

           SHARES                  445,306
                               ------------------------------------------------
                               6   SHARED VOTING POWER
          REPORTING

        BENEFICIALLY               0
                               ------------------------------------------------
                               7   SOLE DISPOSITIVE POWER
          OWNED BY

            EACH                   445,306
                               ------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
           PERSON

            WITH                   0
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          445,306
-------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON   (See Instructions)

          IN
===============================================================================



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ITEM 1.

          (a)  Name of Issuer:  Kofax Image Products, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                      3 Jenner Street
                      Irvine, CA  92618

ITEM 2.

        (a)    Name of Person Filing:
               Pursuant to Rule 13d-1(f)(1) of Regulation 13D-G as promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the undersigned hereby file this Schedule 13G on behalf of Southern California Ventures ("SCV") and B. Allen Lay ("Lay"). SCV and Lay are referred to herein as the "Reporting Persons".

               As of December 31, 1997, SCV and Lay owned 443,306 shares and 2,000 shares, respectively, of Common Stock of Kofax Image Products, Inc. (the "Company"). Lay is a general partner of SCV and may be deemed to have sole power to vote and dispose of the shares of Common Stock of the Company directly owned by SCV.

        Pursuant to Rule 13d-4 of Regulation 13D-G as promulgated under the 1934 Act, Lay disclaims beneficial ownership of the Common Stock of the Company held by SCV, except to the extent of his pecuniary interest therein, and the filing of this Schedule 13G by the Reporting Persons shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the 1934 Act, a beneficial owner of such Common Stock.

        (b)    Address of Principal Business Office:
               The principal business address for each of the Reporting Persons is:
               406 Amapola Avenue, Suite 205, Torrance, California  90501

        (c) Citizenship: SCV is organized in the State of California. Lay is a citizen of the United States.

        (d)    Title of Class of Securities:  Common Stock

        (e)    CUSIP Number: 500200100

ITEM 3.
        If this statement is filed pursuant Rule 13d-1(b), or 3d-2(b), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act;
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;
        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;
        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);
        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

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ITEM 4.   OWNERSHIP.

        If the percent of the class owned, as of December 31, 1997, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        With respect to SCV:

        (a)    Amount beneficially owned: 443,306 shares of Common Stock
        (b)    Percent of Class: 8.3%
        (c)    Number of shares as to such person has:
               (i)   sole power to vote or to direct the vote 443,306;
               (ii)  shared power to vote or to direct to vote 0;
               (iii) sole power to dispose or to direct the disposition
                     of 443,306;
               (iv)  shared power to dispose or to direct the disposition of 0.

        With respect to Lay:

        (a)    Amount beneficially owned: 445,306 shares of Common Stock
        (b)    Percent of Class: 8.3%
        (c)    Number of shares as to such person has:
               (i)   sole power to vote or to direct the vote 445,306;
               (ii)  shared power to vote or to direct to vote 0;
               (iii) sole power to dispose or to direct the disposition
                     of 445,306;
               (iv)  shared power to dispose or to direct the disposition of 0.

ITEM 5.  OWNERSHIP OF 5% OR LESS OF CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

EXHIBIT A. Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SOUTHERN CALIFORNIA VENTURES


Date:  February 12, 1998                    By: /s/ B. ALLEN LAY
                                                -------------------------------
                                                B. Allen Lay, General Partner


Date:  February 12, 1998                    /s/ B. ALLEN LAY
                                            -----------------------------------
                                            B. Allen Lay



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                                    EXHIBIT A

                             JOINT FILING AGREEMENT


        Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G as promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Schedule 13G with respect to the shares of Common Stock of Kofax Image Products, Inc. and that the Schedule 13G to which this Joint Filing Agreement is attached is filed on behalf of each of them. In addition, each party to this Joint Filing Agreement expresssly authorizes each other party to this Joint Filing Agreement to file on its or his behalf any and all amendments to such Schedule 13G.


                                            SOUTHERN CALIFORNIA VENTURES


Date:  February 12, 1998                    By: /s/ B. ALLEN LAY
                                                -------------------------------
                                                B. Allen Lay, General Partner


Date:  February 12, 1998                    /s/ B. ALLEN LAY
                                            -----------------------------------
                                            B. Allen Lay